Exhibit 99.138

ENCORE ENERGY ANNOUNCES THIRD URANIUM SALES AGREEMENT

CORPUS CHRISTI, Texas, June 28, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today that it has secured a uranium purchase sales agreement (“Agreement”) with a United States (“U.S.”) based nuclear power company, following a recent site visit to enCore’s Texas operations. This agreement supports enCore’s business strategy of building ISR (in-situ recovery) production in the United States at its South Texas uranium processing facility. The uranium sales agreement, the third such agreement executed by enCore, is a multi-year agreement commencing in 2025. It covers up to 600,000 pounds of U3O8 based on market pricing with a floor price that assures our costs of production are met in today’s economic environment. The Agreement includes an inflation adjusted ceiling price higher than the current uranium spot market pricing providing the U.S. nuclear power plant assurance of cost certainty.

Paul Goranson, Chief Executive Officer of enCore Energy said, “With the supply chain disruptions for nuclear fuel resulting from serious geopolitical events, U.S. utilities need domestic supply to achieve greater certainty of supply.

We truly appreciate the opportunity to produce domestically sourced uranium and provide the U.S. with a clean and reliable energy source. This agreement supports the Company’s strategy to grow its production pipeline of ISR projects throughout the U.S.”

“enCore is committed to a balanced portfolio of sales contracts with a portion of its production in defined agreements to ensure stability of operations while retaining a significant portion of production set aside to ensure participation in the upside of a rising spot market,” added Goranson. “We are also very aware of rising inflationary pressures, so we are putting key expenditures behind us when they are more affordable.”

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore Energy’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past- producing in-situ recovery (“ISR”) uranium plant currently under modernization and refurbishment. With a completion deadline at the end of Q2/2022, the plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is 1 of the 11 licensed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

About enCore

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore Energy is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 28-JUN-22